

October 4, 2013

Michael P. O'Hare, Esq.
Stradley Ronon Stevens & Young, LLP
2500 Market Street, Suite 2600
Philadelphia, PA 19103

Re: BMO Lloyd George Frontier Markets Equity Fund, File No. 333-191008;811-22882

Dear Mr. O'Hare:

     On September 5, 2013, you filed on behalf of BMO Lloyd George Frontier Markets Equity Fund ("Fund" or "Registrant"), a closed-end management investment company, a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the filing and have the following comments.

Fees and Expenses and Expenses of the Fund

1.   Please confirm that any fee waiver or expense reimbursement agreement reflected in the fee table will be in place for more than one year from the date of effectiveness of this registration statement.

2.   Please confirm that the fee waiver or expense reimbursement agreement does not include any right of recoupment or reimbursement by the adviser.

3.   We note that the Fund's principal investment strategy includes investments in "Other Investment Companies." Please include the expenses of such investments under a subcaption titled "Acquired Fund Fees and Expenses" or confirm that these expenses will not exceed 0.01 percent of net assets and that these expenses will be included under "Other Expenses." See Instruction 10 to Item 3 of Form N-2.

4.   Please confirm to the staff that the Fund does not intend to engage in borrowings, or issue debt or preferred stock, in the first year of operations.

Example

5.   Please present the required Example for the 1, 3, 5, and 10-year period.

6.   Please confirm the Example reflects a fee waiver only for the period for which the waiver is in place (i.e., one year).

Principal Investment Strategies

7. Please explain the appropriateness of including "participation notes" among equity securities for purposes of the Fund's 80% policy. Disclosure on page 6 identifies these instruments as "unsecured and unsubordinated debt securities."

8. The prospectus states, "Generally, the Fund will not concentrate (i.e., invest more than 25% of its total assets) in the securities of companies conducting their principal business activities in the same industry or group of industries (an "industry"), except that the Fund may concentrate in an industry if, at the time of investment, the percentage of the Fund's total assets invested in such industry is not more than 10% above the percentage such industry represents of the Fund's benchmark. The Fund's benchmark is a composite index comprised of 50% MSCI Frontier Markets Index and 50% MSCI Frontier Markets ex GCC Index (ex GCC refers to exclusion of the Gulf Cooperation Council countries)." Please cite to the staff the precedent or other authority, if any, relied on to include this statement in the prospectus and related concentration policy. Please note that generally the concentration policy may not give the Company the freedom of action to concentrate in a particular industry. Freedom of action to concentrate (or not concentrate), in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act. We further note that the disclosure seems to go beyond the staff's position articulated in First Australia Fund, Inc. (pub. avail. July 29, 1999).

SAI- Swap Agreements and Options on Swap Agreements

9. The disclosure indicates that the fund may be a seller of credit default swap agreements. Please explain to the staff whether, when the fund acts as a seller in a credit default swap transaction, the fund will set aside the full notional value.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel